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                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-42120
PROSPECTUS

                            INFORMATICA CORPORATION

                        1,189,084 SHARES OF COMMON STOCK

     1,189,084 shares of our common stock were issued to former shareholders of Influence Software, Inc. as payment for the acquisition of Influence Software, Inc. Some of these stockholders may wish to sell these shares in the future, and this prospectus allows them to do so. We will not receive any of the proceeds from any sale of shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this prospectus.

     Our stock is listed on the Nasdaq National Market under the symbol: INFA

     The last sale price of the common stock on the Nasdaq National Market on October 25, 2000 was $97.00 per share.

                           -------------------------

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH LEVEL OF INVESTMENT RISK. SEE
"RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

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                                October 26, 2000
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                               TABLE OF CONTENTS

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Available Information.......................................    1
Incorporation of Certain Documents by Reference.............    1
The Company.................................................    3
Use of Proceeds.............................................    3
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   13
Selling Stockholders........................................   14
Plan of Distribution........................................   14
Experts.....................................................   15
Legal Matters...............................................   15

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     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of Informatica Corporation since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Act we file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including ours, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares being offered by this prospectus. This prospectus does not contain all of the information set forth in this registration statement, some portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each of these statements are qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares being offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by Informatica Corporation under the Exchange Act with the Commission and are incorporated herein by reference:

          a. Our Annual Report on Form 10-K filed on March 30, 2000 for the year ended December 31, 1999;

          b. Our Quarterly Report on Form 10-Q filed on May 15, 2000 for the quarter ended March 31, 2000;

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          c. Our Quarterly Report on Form 10-Q filed on August 14, 2000 for the quarter ended June 30, 2000;

          d. Our Current Report on Form 8-K dated September 6, 2000;

          e. Our Definitive Proxy on Form 14A filed on April 20, 2000; and

          f. The description of our Common Stock contained in our registration statement on Form 8-A (File No. 000-25871).

     Each document we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Earl E. Fry, Chief Financial Officer, 3350 W. Bayshore Road, Palo Alto, California 94303, telephone number: (650) 687-6200.

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                                  THE COMPANY

     We are a leading provider of e-business infrastructure and analytic software that enables our customers to automate the integration, analysis and delivery of critical corporate information. Using our products, managers and executives gain valuable business insight they can use to improve operational performance and enhance competitive advantage.

     We provide our customers with a comprehensive suite of software products that are designed to support more effective and timely business decision-making. Our infrastructure products simplify the process of integrating and analyzing data from multiple systems, while our complementary packaged analytic applications provide our customers with reports and metrics that can be extended to meet their unique business requirements. Using our products, customers can evaluate the performance of their entire business value-chain, including direct and indirect sales, marketing, customer service, operations, human resources, procurement and finance. We plan to extend our products to allow a broader range of corporate employees to access corporate information through wireless devices, voice recognition technology and the Internet.

     We have over 900 customers, which include companies in a wide variety of industries, ranging from e-business to manufacturing, and from financial services to telecommunications. Our top ten customers by revenue for the six quarters ending June 30, 2000 are Bell Atlantic, Citibank, Deutsche Post, Gateway, General Electric, Hewlett-Packard, Lucent Technologies, Merrill Lynch, Philips Electronics and UUNET Technologies. We also maintain relationships with a variety of strategic partners to jointly develop, market, sell and implement our solutions. Our significant strategic partners include Andersen Consulting, Ariba, BroadVision, Business Objects, Deloitte Consulting, KPMG, PeopleSoft, PricewaterhouseCoopers, SAP, Siebel Systems and Sybase. We market and sell our software services through our direct sales force in the United States, Canada, Germany, Switzerland and the United Kingdom. We also have relationships with distributors in various regions, including Asia-Pacific, Australia, Europe, Japan and Latin America, who sublicense our products and provide service and support within their territories. More than 20 independent software vendors, including several of our strategic partners, have licensed our technology for inclusion in their products.

     Our principal executive offices are located at 3350 W. Bayshore Road, Palo Alto, California 94303, and our telephone number is (650) 687-6200. We were incorporated in California in February 1993 and reincorporated in Delaware in April 1999.

                                USE OF PROCEEDS

     All of the shares being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale of the shares. This registration statement is intended to satisfy certain of our obligations under our agreement and plan of merger with Influence. Under that agreement, we have agreed to pay expenses of registration of these shares under federal and state securities laws.

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                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

OUR QUARTERLY RESULTS FLUCTUATE, WHICH MAY CAUSE OUR STOCK PRICE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to also significantly fluctuate or experience declines. Some of the factors that could cause our operating results to fluctuate include:

     - the size and timing of customer orders, which can be affected by customer order deferrals in anticipation of future new product introductions or product enhancements and customer budgeting and purchasing cycles;

     - market acceptance of our products;

     - the length and variability of our sales cycle for our products;

     - the length of time and costs associated with the implementation of our products;

     - introduction or enhancement of our products or our competitors' products and changes in our or our competitors' pricing policies;

     - our ability to develop, introduce and market new products on a timely basis;

     - the mix of our products and services sold and the mix of distribution channels utilized;

     - our success in expanding our sales and marketing programs;

     - an increase in analytic applications licensing, which may result in a smaller percentage of our revenue from licenses being recognized when such licenses are made, and increased implementation cost;

     - seasonality with respect to our license revenues;

     - technological changes in computer systems and environments; and

     - general economic conditions, which may affect our customers' capital investment levels.

     Our product revenues are not predictable with any significant degree of certainty. Historically, we have recognized a substantial portion of our revenues in the last month of the quarter. If customers cancel or delay orders, it can have a significant adverse impact on our revenues and results of operations for the quarter. To the extent any such cancellations or delays are for large orders, this impact will be greater. To the extent that the average size of our orders increases, customers' cancellations or delays of orders will more likely harm our revenues and results of operations. Our quarterly product license revenues are difficult to forecast because we historically have not had a substantial backlog of orders, and therefore revenues in each quarter are substantially dependent on orders booked and shipped in that quarter and cash collections from international customers and specific resellers. Our product license revenues are also difficult to forecast because the market for our products is rapidly evolving, and our sales cycles, which may last many months, vary substantially from customer to customer and vary in general due to a number of factors over which we have little

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or no control. Nonetheless, our short-term expense levels are relatively fixed and based, in part, on our expectations of future revenues.

     The difficulty we have in predicting our quarterly revenue means revenue shortfalls are likely to occur at some time, and our inability to adequately reduce short-term expenses means such shortfalls will affect not only our revenue, but also our overall business, results of operations and financial condition. Due to the uncertainty surrounding our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. While we achieved significant quarter-to-quarter revenue growth in the past, you should not take these recent quarterly results to be indicative of our future performance. We do not expect to sustain this same rate of sequential quarterly revenue growth in future periods. Moreover, our future quarterly operating results may fall below the expectations of stock analysts and investors. If this happens, the price of our common stock may fall.

THE MARKET IN WHICH WE SELL OUR PRODUCTS IS HIGHLY COMPETITIVE.

     The market for our products is highly competitive, quickly evolving and subject to rapidly changing technology. Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. We believe we currently compete more on the basis of our products' functionality than on the basis of price. If our competitors develop products with similar or superior functionality, we may have difficulty competing on the basis of price.

     Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their products to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future strategic partners, thereby limiting our ability to sell products through these channels. Competitive pressures could reduce our market share or require us to reduce our prices, either of which could harm our business, results of operations or financial condition. We compete principally against providers of decision support, data warehousing and analytic application software. Such competitors include Acta Technology, Broadbase Software, E.piphany, Informix Corporation and Sagent Technology.

     In addition, we compete against database vendors that currently offer, or may develop, products with functionalities that compete with our solutions. These products typically operate specifically with these competitors' proprietary databases. Such competitors include IBM, Microsoft and Oracle.

ANY SIGNIFICANT DEFECT IN OUR PRODUCTS COULD CAUSE US TO LOSE REVENUE AND EXPOSE US TO PRODUCT LIABILITY CLAIMS.

     The software products we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when first introduced. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations or lack of market acceptance of our products, and as a result, harm our business, results of operations or financial condition. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors. For example, we issued corrective releases to fix problems with the version of our PowerMart released in the first quarter of 1998. As a result, we had to allocate significant customer support resources to address these problems. Our license agreements with our customers typically contain provisions designed to

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limit our exposure to potential product liability claims. The limitation of liability provisions contained in our license agreements, however, may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide applications. If a claimant successfully brings a product liability claim against us, it would likely significantly harm our business, results of operations or financial condition.

BECAUSE WE SELL A LIMITED NUMBER OF PRODUCTS, IF THESE PRODUCTS DO NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR REVENUES WILL BE ADVERSELY AFFECTED.

     To date, substantially all of our revenues were derived from our PowerCenter, PowerCenter.e, PowerConnects, PowerMart, our analytic application software products and related services. We expect revenues derived from these products and related services to comprise substantially all of our revenues for the foreseeable future. Even if the emerging software market in which these products are sold grows substantially, if any of these products do not achieve market acceptance, our revenues will be adversely affected. In particular, we recently released our analytic application products and the degree of market acceptance for these products is unknown. Market acceptance of our products could be affected if, among other things, applications suppliers integrate their products to such a degree that the utility of the data integration functionality that our products provide is minimized or rendered unnecessary.

IF THE MARKET IN WHICH WE SELL OUR PRODUCTS AND SERVICES DOES NOT GROW AS WE ANTICIPATE, OUR REVENUES WILL BE HARMED.

     The market for software solutions that enable more effective business decision-making by helping companies aggregate and use data stored throughout an organization is relatively new and still emerging. Substantially all of our revenues are attributable to the sale of products and services in this market. If this market does not grow at the rate we anticipate, our business, results of operations and financial condition will be adversely affected. One of the reasons this market might not grow as we anticipate is that many companies are not yet fully aware of the benefits of using these software solutions to help make business decisions or the benefits of our specific product solutions. As a result, we believe large companies to date have deployed these software solutions to make business decisions on a relatively limited basis. Although we have devoted and intend to continue to devote significant resources to promote market awareness of the benefits of these solutions, our efforts may be unsuccessful or insufficient.

TECHNOLOGICAL ADVANCES AND EVOLVING INDUSTRY STANDARDS COULD ADVERSELY IMPACT OUR FUTURE PRODUCT SALES.

     The market for our products is characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products by our direct competitors or others embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete, unmarketable or less competitive. In particular, an industry-wide adoption of uniform open standards across heterogeneous analytic applications could minimize the importance of the integration functionality of our products and harm the competitiveness and market acceptance of our products. Our success depends upon our ability to enhance existing products, to respond to changing customer requirements and to develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards.

     We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, some of our customers have deferred
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purchasing products until their upgrades were released. For example, an upgrade to a version of our PowerMart product, which was scheduled to be released in December 1997, was not shipped until February 1998. As a result, some of our customers deferred purchasing this version of our PowerMart product until the upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products and purchase those of our competitors instead. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements will harm our business, results of operations and financial condition.

IF WE DO NOT MAINTAIN AND STRENGTHEN OUR RELATIONSHIPS WITH OUR STRATEGIC PARTNERS, OUR ABILITY TO GENERATE REVENUE AND CONTROL IMPLEMENTATION COSTS WILL BE ADVERSELY AFFECTED.

     We believe that our ability to increase the sales of our products and our future success will depend in part upon maintaining and strengthening successful relationships with our current or future strategic partners. In addition to our direct sales force, we rely on established relationships with a variety of strategic partners, such as systems integrators, resellers and distributors, for marketing, licensing, implementing and supporting our products in the United States and internationally. We also rely on relationships with strategic technology partners, such as enterprise resource planning providers, for the promotion and implementation of our solutions. In particular, our ability to market our products depends substantially on our relationships with significant strategic partners, including Andersen Consulting, Ariba, BroadVision, Business Objects, Deloitte Consulting, KPMG, PeopleSoft, PricewaterhouseCoopers, SAP, Siebel Systems and Sybase. In addition, our strategic partners may offer products of several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling and implementing our products.

     We may not be able to maintain our strategic partnerships or attract sufficient additional strategic partners who are able to market our products effectively, who are qualified to provide timely and cost-effective customer support and service or who have the technical expertise and personnel resources necessary to implement our products for our customers. In particular, if our strategic partners do not devote adequate resources for implementation of our products, we will incur substantial additional costs associated with hiring and training additional qualified technical personnel to timely implement solutions for our customers. Furthermore, our relationships with our strategic partners may not generate enough revenue to offset the significant resources used to develop these relationships.

WE RELY ON THIRD-PARTY TECHNOLOGIES AND IF WE ARE UNABLE TO USE OR INTEGRATE THESE TECHNOLOGIES, OUR PRODUCT AND SERVICE DEVELOPMENT MAY BE DELAYED.

     We intend to continue to license technologies from third parties, including applications used in our research and development activities and technologies, which are integrated into our products and services. If we cannot obtain or integrate any of these licenses, we may experience a delay in product and service development until equivalent technology can be identified, licensed and integrated. These technologies may not continue to be available to us on commercially reasonable terms or at all. We may not be able to successfully integrate any licensed technology into our products or services, which would harm our business and operating results. Third-party licenses also expose us to increased risks that include:

     - risks of product malfunction after new technology is integrated;

     - the diversion of resources from the development of our own proprietary technology; and

     - our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.
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THE LENGTHY SALES CYCLE AND IMPLEMENTATION PROCESS OF OUR PRODUCTS MAKES OUR
REVENUES SUSCEPTIBLE TO FLUCTUATION.

     Our sales cycle can be lengthy because the expense, complexity, broad functionality and company-wide deployment of our products typically requires executive-level approval for investment in our products. In addition, to successfully sell our products, we frequently must educate our potential customers about the full benefits of our products, which also can require significant time. Due to these factors, the sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control, including:

     - customers' budgetary constraints and internal acceptance review procedures;

     - the timing of budget cycles;

     - concerns about the introduction of our products or competitors' new products; or

     - potential downturns in general economic conditions.

     Further, our sales cycle may lengthen as we continue to focus our sales efforts on large corporations. The implementation of our products, and particularly our analytic application products, is also a complex and time-consuming process, the length and cost of which is difficult to predict. If our sales cycle and implementation process lengthens unexpectedly, it could adversely affect the timing of our revenues or increase costs, either of which may independently cause fluctuations in our revenue.

WE EXPECT SEASONAL TRENDS TO CAUSE OUR QUARTERLY REVENUES TO FLUCTUATE.

     In recent years, there has been a relatively greater demand for our products in the fourth quarter than in each of the first three quarters of the year, particularly the first quarter. As a result, we historically have experienced relatively higher bookings in the fourth quarter and relatively lighter bookings in the first quarter. While some of this effect can be attributed to the rapid growth of revenues in recent years, we believe that these fluctuations are caused by customer buying patterns (often influenced by year-end budgetary pressures) and the efforts of our direct sales force to meet or exceed year-end sales quotas. In addition, European sales may tend to be relatively lower during the summer months than during other periods. We expect that seasonal trends will continue for the foreseeable future. This seasonal impact may increase as we continue to focus our sales efforts on large corporations.

WE RECOGNIZE REVENUE FROM SPECIFIC CUSTOMERS AT THE TIME WE RECEIVE PAYMENT FOR OUR PRODUCTS, AND IF THESE CUSTOMERS DO NOT MAKE TIMELY PAYMENT, OUR REVENUES COULD DECREASE.

     We recognize revenue from sales to OEMs, specific resellers, international customers and specific customers based on their credit history, at the time we receive payment for our products, rather than at the time of sale. If these customers do not make timely payment for our products, our revenues could decrease. Further, if our revenues from sales to these customers increase as a percentage of total revenues, our revenues could decrease. If our revenues decrease, the price of our common stock may fall.

WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES, AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABLE OPERATIONS.

     We were incorporated in 1993 and began selling our products in 1996; and therefore, we have a limited operating history upon which investors can evaluate our operations, products and prospects. We have incurred significant net losses since our inception, and we may not achieve profitability. We

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incurred net losses of $8.0 million, $9.3 million and $1.5 million in 1997, 1998 and 1999, and $3.5 million for the six-month period ended June 30, 2000. As of December 31, 1999, we had an accumulated deficit of $23.9 million, and as of June 30, 2000, our accumulated deficit was $27.4 million. We intend to increase our operating expenses significantly in the next 12 months; therefore, our operating results will be harmed if revenues do not increase significantly.

OUR BUSINESS COULD SUFFER AS A RESULT OF OUR STRATEGIC ACQUISITIONS AND INVESTMENTS.

     In December 1999, we acquired Influence, a developer of analytic applications for e-business, in a transaction accounted for as a pooling-of-interests. In February 2000, we acquired Delphi, a distributor of our products in Switzerland, in a transaction accounted for as a purchase. In August 2000, we acquired Zimba, a provider of applications that enable mobile professionals to have real-time access to enterprise and external information through wireless devices, voice recognition technologies and the Internet, in a transaction accounted for as a purchase. In April 2000, we acquired certain PricewaterhouseCoopers intellectual property rights and personnel in exchange for shares of our common stock. We may not be able to effectively integrate these companies, intellectual property, or personnel, and our attempts to do so will place an additional burden on our management and infrastructure. These acquisitions will subject us to a number of risks, including:

     - the loss of key personnel, customers and business relationships;

     - difficulties associated with assimilating and integrating the new personnel and operations of the acquired company;

     - the potential disruption of our ongoing business;

     - the expense associated with maintenance of uniform standards, controls, procedures, employees and clients;

     - the risk of product malfunction after new technology is integrated;

     - the diversion of resources from the development of our own proprietary technology; and

     - our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

     There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisitions.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR INVESTMENTS THAT COULD DILUTE OUR EXISTING STOCKHOLDERS, OR CAUSE US TO INCUR CONTINGENT LIABILITIES, DEBT OR SIGNIFICANT EXPENSE.

     From time to time, in the ordinary course of business, we may evaluate potential acquisitions of, or investments in, related businesses, products or technologies. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, there can be no assurance that any strategic acquisition or investment will succeed. Any future acquisition or investment could harm our business, financial condition and results of operation.

     Recently, the Financial Accounting Standards Board, or FASB, voted to eliminate pooling-of-interests accounting for acquisitions and the ability to write-off in-process research and development has been limited by recent pronouncements. The effect of these changes would be to increase the portion of the purchase price for any future acquisitions that must be charged to our cost of revenues and operating expenses in the periods following any such acquisitions. As a consequence, our results of operations could be harmed. Although these changes would not directly affect the purchase price for any of these acquisitions, they would have the effect of increasing the reported

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expenses associated with any of these acquisitions. To that extent, these changes may make it more difficult for us to acquire other companies, product lines or technologies.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO GREATER INTELLECTUAL PROPERTY, COLLECTIONS, EXCHANGE RATE FLUCTUATIONS, REGULATORY AND OTHER RISKS, WHICH COULD LIMIT OUR FUTURE GROWTH.

     We intend to expand our international operations, and as a result, we may face significant additional risks. Our failure to manage our international operations and the associated risks effectively could limit the future growth of our business. International revenues accounted for 6%, 12%, and 18% of total consolidated revenues in 1997, 1998 and 1999, and 21% for the six-month period ended June 30, 2000, substantially all of which consisted of sales to customers in Europe. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

     Our international operations face numerous risks. Our products must be localized -- customized to meet local user needs -- in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. We cannot assure you that our localization efforts will be successful. In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting and training an international staff. We must also be able to enter into strategic relationships with companies in international markets. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future growth could be limited.

     Our international business is subject to a number of risks, including the following:

     - greater difficulty in protecting intellectual property;

     - greater difficulty in staffing and managing foreign operations;

     - greater risk of uncollectible accounts;

     - longer collection cycles;

     - potential unexpected changes in regulatory practices and tariffs;

     - potential unexpected changes in tax laws;

     - sales seasonality;

     - the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business; and

     - general economic and political conditions in these foreign markets.

     We may encounter difficulties predicting the extent of the future impact of these conditions. These factors and other factors could harm our ability to gain future international revenues and consequently on our business, results of operations and financial condition.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD HARM OUR RESULTS OF OPERATIONS.

     We have experienced a period of rapid and substantial growth that has placed and, if such growth continues, will continue to place a strain on our administrative and operational infrastructure. We increased the number of our employees from 187 at December 31, 1998, to 332 at December 31, 1999, and to 552 as of June 30, 2000. Our revenues increased from $30.3 million in 1998 to

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

$62.4 million in 1999, and our revenues for the six-month period ended June 30, 2000 were $59.8 million. If we are unable to manage this growth effectively, our business, results of operations or financial condition may be significantly harmed. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and hiring programs. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner, and we may discover deficiencies in existing systems and controls.

IF WE ARE NOT ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS COULD BE HARMED.

     Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not be allowed or our competitors may successfully challenge the validity or scope of any of our four US and one European issued patents or any future issued patents. Our patents alone may not provide us with any significant competitive advantage. Third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. We cannot easily monitor any unauthorized use of our products, and, although we are unable to determine the extent to which piracy of our software products exists, software piracy is a prevalent problem in our industry in general.

     Furthermore, effective protection of intellectual property rights is unavailable or limited in various foreign countries. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN OUR LOSS OF SIGNIFICANT RIGHTS.

     As is common in the software industry, we have received and may continue from time to time receive notices from third parties claiming infringement by our products of third-party patent and other proprietary rights. Third parties could claim that our current or future products infringe their patent or other proprietary rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely effect our business, financial condition and operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. Legal action claiming patent infringement could be commenced against us, and we may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. Moreover, the cost of defending patent litigation could be substantial, regardless of the outcome. In the event a patent claim against us was successful and we could not obtain a license on acceptable terms, license a substitute technology or redesign to avoid infringement, our business, financial condition and operating results would be significantly harmed.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS CONTROL
INFORMATICA.

     Our officers, directors and principal stockholders (i.e., greater than 5% stockholders) together control approximately 36.7% of our outstanding common stock. As a result, these stockholders, if they act together, are able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might affect the market price of our common stock.

OUR STOCK PRICE FLUCTUATES AS A RESULT OF OUR BUSINESS AND STOCK MARKET FLUCTUATIONS.

     The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock following this offering will be affected by a number of factors, including the following:

     - the announcement of new products or product enhancements by us or our competitors;

     - quarterly variations in our or our competitors' results of operations;

     - changes in earnings estimates or recommendations by securities analysts;

     - developments in our industry; and

     - general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. After periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future, which is often expensive and diverts management's attention and resources, which could harm our ability to execute our business plan. Such factors and fluctuations, as well as general economic, political and market conditions, may cause the market price of our common stock to decline.

THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, PARTICULARLY IN THE SILICON VALLEY AREA, WHERE WE ARE HEADQUARTERED, COULD HARM OUR RESULTS OF OPERATIONS.

     We believe our success depends upon our ability to attract and retain highly skilled personnel, including Gaurav S. Dhillon, our Chief Executive Officer, Diaz H. Nesamoney, our President and Chief Operating Officer, and other key members of our management team. We currently do not have any key-man life insurance relating to our key personnel, and their employment is at-will and not subject to employment contracts.

     We may not be successful in attracting, assimilating and retaining key personnel in the future. As we seek to expand our operations, the hiring of qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees, particularly in the Silicon Valley area, where we are headquartered, is intense. We have in the past experienced difficulty in recruiting qualified sales and technical personnel. Failure to attract, assimilate and retain key personnel, particularly sales and technical personnel, would harm our business, results of operations and financial condition.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control of Informatica or a change in our management. Our amended and restated certificate of incorporation provides that we will have a classified board of directors, with each class of directors subject to re-election every three years. This classified board has the effect of making it more difficult for third parties to insert their representatives on our board of directors and gain control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of the common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, as well as the Forms 10-Q, Form 10-K, Form 8-K, Form 14A and Form 8-A incorporated by reference into this prospectus, include "Forward-Looking Statements." All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although Informatica believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements, are subject to inherent risks and uncertainties, including but not limited to the factors described under "Risk Factors" beginning on page 7 and the reasons described elsewhere in this prospectus. All Forward-Looking Statements and reasons why results may differ included in this prospectus are made as of the date hereof, and Informatica assumes no obligation to update any such Forward-Looking Statement or reason why actual results might differ.

                              SELLING STOCKHOLDERS

     The following table provides the names of and the number of shares of Common Stock beneficially owned by each selling stockholder, and the number of shares of Common Stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares. Selling stockholders may, however, offer and sell all, or some or none of their shares. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders. No selling stockholder beneficially owns one percent or greater of the Company's outstanding Common Stock.

                                          BENEFICIAL                              BENEFICIAL
                                       OWNERSHIP PRIOR                         OWNERSHIP AFTER
                                         TO OFFERING                             THE OFFERING
                                       ----------------        OFFERED         ----------------
                                       NUMBER OF SHARES    NUMBER OF SHARES    NUMBER OF SHARES
                                       ----------------    ----------------    ----------------
Srinivasan Subramanian...............      604,412             604,412                0
James V. Caruso......................       61,950              61,950                0
Jeffrey P. Smith.....................       24,780              24,780                0
James E. Cates.......................       24,780              24,780                0
M.R. Parthasarathy and Usha
  Parthasarathy as trustees of the
  Parthasarathy 1997 Trust dated
  March 17, 1997.....................       58,232              58,232                0
Jeffrey Parkinson....................       23,540              23,540                0
James C. Puthuff.....................       18,584              18,584                0
Prasad Vaidyanathan..................        6,194               6,194                0
S. Kalyana Sundaram..................        4,956               4,956                0
Thillagay Naidoo.....................        2,478               2,478                0
Bhushan R. Keshavabhotla.............        2,478               2,478                0
Firoz Kanchwala......................        2,478               2,478                0
Deepak Tandon........................        2,478               2,478                0
Pradeep Chowdhury....................        2,478               2,478                0
Vasu R. Devan and Latha Devan as
  trustees of the Devan Family Trust
  dated January 1996.................      279,486             279,486                0
M.R. Ranganathan.....................        4,956               4,956                0
Deepak Sarangapani...................        4,956               4,956                0
Sean Kelley..........................        1,238               1,238                0
Marvin L Mouchawar...................       49,346              49,346                0
Bennet Indart........................          618                 618                0
M.R. Raghavan........................        4,956               4,956                0

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the holders of up to 1,299,084 shares of Common Stock. These shares were issued in connection with the agreement and plan of merger between Informatica and Influence Software, Inc. This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling stockholders to the public. We have registered the shares for sale pursuant to the terms of the agreement and plan of merger, but registration of these shares does not necessarily mean that any of these shares will be offered and sold by the holders thereof.

     We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

     At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered pursuant to this prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California.

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